

November 16, 2022

Yang Hu
Chief Financial Officer
Yalla Group Ltd
#238, Building 16
Dubai Internet City
PO Box 50913
Dubai, United Arab Emirates

      Re: Yalla Group Ltd
          Form 20-F for the Year Ended December 31, 2021
          Filed on April 25, 2022
          File No. 001-39552

Dear Yang Hu:

We issued comments on the above captioned filing on September 22, 2022. On October 26, 2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352, or Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365, with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology